Exhibit 1

For Immediate Release

SUPERCOM TO ACQUIRE OTI'S SMART ID DIVISION

Herzliya, Israel, August 14, 2013 – SuperCom Ltd (OTCQB: SPCBF), a leading provider of Electronic ID (EID), Security, HealthCare, Homecare, and Electronic Monitoring Solutions, announced today that it has signed a definitive agreement with On Track Innovations Ltd. (NASDAQ: OTIV) to acquire OTI’s SmartID division, including employees, all contracts, software and other related technologies, patents and other IP assets.

Following a successful conclusion of a due-diligence process, SuperCom will pay $10 million, with an earn-out mechanism of up to a further $12.5 million subject to various performance criteria and milestones.

The acquired SmartID division has a strong presence throughout the world, with a broad range of competitive and well-known EID solutions, and technology.

In 2011 and 2012, the acquired division's average annual revenue was approximately $20 million. On a pro-forma basis, the merger of the acquired division with SuperCom triples SuperCom's annual revenue and is expected to be highly accretive to SuperCom's financial results.

Arie Trabelsi, CEO of SuperCom commented, “We are very pleased to announce this highly synergistic and accretive merger into SuperCom. This acquisition reflects the continued execution of our long-term strategic plan to become a leading solution provider to the global Electronic ID market. This acquisition boosts our contract base and pipeline, and increases our potential revenue growth."

Mr. Trabelsi continued, “The acquired SmartID division will vastly expand the breadth of our EID capabilities globally, while providing us with outstanding market and technological experts, together with the best ID software platforms and technologies. This acquisition enables us to leverage on OTI's rich and wide range of field-proven technologies and solutions, to the fast growing EID market."

Conference Call

Supercom will hold a conference call tomorrow, August 15 at 10am EDT, to discuss the acquisition of OTI's smart ID division.

To join the call, please dial: 1 888 668 9141 (United States) or +972 3 918 0610 (Internationally).

About SuperCom
Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom website is http://www.supercom.com

Corporate Relations Contacts:
Rona Kandel
Tel: 972-9-889-0850
rona@supercom.com

Investor Relations Contacts:
Ehud Helft & Kenny Green
CCG Investor Relations
Tel: 1 646 201 9246
supercom@ccgisrael.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.